As filed with the Securities and Exchange Commission on April 7, 2003.
Registration No. 333-100316.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SUMMIT SECURITIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	601 West First Avenue	82-0438135
(State or other jurisdiction of incorporation or organization)	Spokane, Washington 99201-5015 (509) 838-3111	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tom Turner, President

Summit Securities, Inc.
601 West First Avenue
Spokane, Washington 99201-5015
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert J. Ahrenholz, Esq.

Michael J. Zieg, Esq.
Kutak Rock LLP
1801 California Street, Suite 3100
Denver, Colorado 80202
(303) 297-2400

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☒

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.     ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated April 7, 2003

PROSPECTUS

Up to $50,000,000 of Investment Certificates, Series B and Series B-1

Summit is offering investment certificates with the following terms:

•	The certificates are unsecured debt instruments, senior only to our outstanding equity securities.

•	The certificates rank equally with our unsecured debt and are subordinate to all of our secured debt.

Minimum Investment	Term to Maturity	Annual Interest Rate

$100	120 Months	7.875%
$100	96 to 119 Months	7.750%
$100	72 to 95 Months	7.625%
$100	60 to 71 Months	7.500%
$100	48 to 59 Months	6.500%
$100	36 to 47 Months	6.250%
$100	24 to 35 Months	6.000%
$100	12 to 23 Months	5.250%
$250,000	120 Months	8.250%
$250,000	60 to 119 Months	8.000%
	Installment Payment Option
$2,000	60 to 120 Months	6.000%
	Discount Certificate Option	Annual Rate of Accretion
$1,000	36 to 47 Months	6.500%
$1,000	48 to 59 Months	6.750%
$1,000	60 to 119 Months	7.900%
$1,000	120 Months	8.125%

	Specified Maturity Option
Minimum Investment(1)	Maturity Date	Annual Interest Rate

$1,000	February 15, 2004	5.250%
$1,000	February 15, 2005	6.500%
$1,000	February 15, 2006	6.750%
$1,000	February 15, 2007	7.000%
$1,000	February 15, 2008	8.000%
$1,000	February 15, 2009	8.125%

(1)	Plus accrued interest.

	Per Certificate	Total if all Certificates are Sold

Public offering price	100%	$50,000,000
Sales commissions*	0 to 6%	None-$3,000,000
Minimum proceeds to Summit (before expenses)	94 to 100%	$47,000,000-$50,000,000

*	You will not incur a direct sales charge. Certificates earn interest or accrete in value without deduction for sales commissions. We will reimburse our sales agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See “PLAN OF DISTRIBUTION.”

Proceeds of this offering may be used to pay principal and interest on our outstanding debt securities or to pay preferred stock dividends.

This investment involves a significant degree of risk. In addition to the following factors, you should consider carefully the risk factors beginning on page 11 in this prospectus.

•	Currently, there is no trading market for the certificates and you should not expect one to be established in the future.

•	We are offering the certificates on a continuous, best efforts basis, and there is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

•	The certificates are not deposits or savings accounts and are not insured by the FDIC or any government agency.

•	The proceeds from sales of certificates will be paid to us promptly following each sale and will not be placed in an escrow account.

•	You may not purchase certificates under this prospectus after April 30, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

METROPOLITAN INVESTMENT SECURITIES, INC.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CERTIFICATES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES
EX-12.01 Computation of Ratio of Earnings

PROSPECTUS SUMMARY	3
RISK FACTORS	11
FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	17
DESCRIPTION OF CERTIFICATES	17
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	23
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	27
EXPERTS	28
AVAILABLE INFORMATION	28
INCORPORATION OF DOCUMENTS BY REFERENCE	28

      You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the certificates. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2002 carefully before you make your investment decision.

The Summit Consolidated Group of Companies

General

      Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Our principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Our mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and our telephone number is (509) 838-3111. The terms “Summit,” “we” and “our” refer collectively to Summit Securities, Inc. and our subsidiaries.

History

      We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or “Metropolitan.” We were later acquired by National Summit Corp. on September 9, 1994. In 1995, we acquired a broker/ dealer, Metropolitan Investment Securities, Inc. (“MIS”) from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. Also in 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The charts beginning on the next page depict the relationship of some of the significant companies in the Summit consolidated group, as well as some affiliated companies that are not subsidiaries of Summit.

      Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur’s control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company, which we refer to as Metwest and Western Life, respectively. Collectively, Metropolitan, Metwest and Western Life are referred to as “affiliated companies.”

Business

      We are engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. We also invest in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, we are focusing our receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by us are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, we invest in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

      Our funds to invest in these receivables comes from several sources. We use funds generated from the issuance of annuity products, the issuance of debt and equity securities and a secured line of credit.

      The following table summarizes our funding source activity for the fiscal years ended September 30, 2002, 2001 and 2000:

	For the year ended September 30,

	2002		2001		2000

	(in millions)
Issuance of annuity products, net of withdrawals and reinsurance	$107.2	69.6%	$36.8	64.7%	$24.7	58.7%
Issuance of debt securities, net of maturities	19.6	12.7	23.1	40.5	(2.4)	(5.8)
Issuance of equity securities, net of redemptions	(0.2)	(0.1)	4.0	7.1	12.7	30.4
Net increase (decrease) in secured line of credit	27.5	17.8	(7.0)	(12.3)	7.0	16.7

	$154.1	100.0%	$56.9	100.0%	$42.0	100.0%

Conflicts of Interests

      We both provide services to and receive services from the Metropolitan group of companies, and engage in business transactions with those companies. As a result of these relationships, conflicts of interests may arise between us and the Metropolitan group, including conflicts relating to the allocation of investments and other business opportunities among the affiliated companies. When allocating investment opportunities among us and our affiliates, Metropolitan considers several factors including each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size and other diversification and asset/ liability management issues. Although Metropolitan attempts to maximize the profitability of each company, the actual allocation of investments may at times be subject to Metropolitan’s discretion and the actual allocation may not prove to be in our best interests.

      Because Tom Turner, our President, is employed by Metropolitan, he could have conflicts of interests in managing our operations. However, he is aware of his duties under Idaho law to act in good faith and in a manner he believes is in our best interests. Our officers do not directly participate in deciding to allocate particular investments among the affiliated companies. Rather, we use an intercompany agreement with Metropolitan that specifies investment guidelines and yield requirements that must be met before a receivable can be allocated to the Consolidated Group. Substantially all investments of the Summit consolidated group are made through Old Standard and Old West. The investment committees of Old Standard and Old West, which include executive officers of the Summit group and a representative of Metropolitan, review all investments placed in those subsidiaries by Metropolitan on a quarterly basis to determine whether the investments comply with their respective investment guidelines.

      The following table quantifies the amount and percentage of our total revenues and expense that were received from and paid to the Metropolitan group and its subsidiaries for the fiscal years ended September 30, 2002, 2001 and 2000.

		Received from and
		paid to the
	Summit	Metropolitan	Percentage of
	Consolidated	Group	Consolidated

	(in millions)
For the year ended September 30, 2002
Total Revenues	$72.8	$10.0	13.8%
Total Expenses	$66.4	$11.6	17.5%
For the year ended September 30, 2001
Total Revenues	$48.2	$4.4	9.1%
Total Expenses	$53.3	$6.9	13.0%
For the year ended September 30, 2000
Total Revenues	$49.6	$8.4	16.9%
Total Expenses	$44.0	$2.7	6.2%

Organizational Chart

      The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries of the consolidated group.

      National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

      Summit Securities, Inc.: We invest in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Metropolitan Investment Securities, Inc. (“MIS”): Broker/dealer that is in the business of marketing securities that are offered by Summit, Metropolitan and Western Holding, mutual funds and general securities. MIS is the lead selling agent for this offering.

      Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

      Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts and origination of commercial loans for the consolidated group and its affiliates. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

      Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

      The chart below lists the principal operating subsidiaries of Metropolitan Mortgage & Securities Co., Inc., one of our affiliates.

      Metropolitan Mortgage & Securities Co., Inc.: Beneficially owned by C. Paul Sandifur, Jr. and is an affiliate of Summit. Mr. Sandifur directly owns approximately 74% of Metropolitan’s common stock. The remainder of Metropolitan’s common stock is held by a trust in which Mr. Sandifur is a beneficiary and holds the power to vote the shares. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Consumers Group Holding Co., Inc.: A holding company, with its sole business activity currently being a shareholder of Consumers Insurance Company.

      Consumers Insurance Company: Inactive property and casualty insurer.

      Western United Holding Company: A holding company, with its sole business activity currently being a shareholder of Western Life.

      Western United Life Assurance Company: Western Life is the only operating subsidiary of Western Holding. Metropolitan’s largest active subsidiary. Western Life is engaged primarily in the sale of annuity contracts. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

      Metwest Mortgage Services, Inc.: Metwest primarily performs collection and servicing functions for us and its other affiliates. Metwest is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

Summary of the Certificate Offering

Certificates offered	We are offering up to $50,000,000 in principal amount at maturity of investment certificates, series B and B-1. They will be issued at the minimum investment amounts, terms and rates listed on the cover page of this prospectus. The discount certificates will be issued as series B-1 certificates. All other certificates offered under this prospectus will be issued as Series B certificates. Certificates will be issued in book-entry form only. This means that you will not receive a physical certificate evidencing your investment. When you purchase investment certificates from us, the trustee or other transfer agent for the certificates will make an electronic entry on their books and records evidencing your investment.

We may sell specified maturity certificates at a discount to or at a premium to their face amount due at maturity. If we sell specified maturity certificates at a price other than their face amount due at maturity, we will provide you a pricing supplement disclosing your actual purchase price. Specified maturity certificates will be sold with accrued interest from the last interest payment date through the day immediately before the date of purchase.

On February 13, 2002, we commenced a $50,000,000 offering of our investment certificates, series B and series B-1. This offering includes $19,000,000 of certificates that remain unsold from the previous offering and an additional $31,000,000 of new certificates, for a total of $50,000,000.

Ranking	The certificates are unsecured debt instruments of Summit. At December 31, 2002, we had outstanding approximately $101.0 million, including principal and compounded and accrued interest, of investment certificates series B and B-1, $21.0 million of notes and $8.9 million of other debt that all rank equally with the series B and B-1 certificates, and approximately $38.6 million, including principal and accrued interest, of secured debt and similar obligations, excluding insurance subsidiary reserves, ranking senior to the certificates.

Discount certificates	You have the option to purchase certificates at a discount to the principal amount due at maturity, known as discount certificates. There will be no principal or interest payments on the discount certificates until they mature. We may also sell specified maturity certificates at a discount to their face amount. For a discussion of the special tax consequences involved with purchasing discount certificates or specified maturity certificates at a discount, see the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS—Original Issue Discount on the Discount Certificates” in this prospectus.

Principal and interest payments	You may elect one of four options to receive principal and interest payments on the certificates: (1) to receive interest monthly, quarterly or semi-annually without compounding, or annual payments of interest that are compounded semiannually, (2) to leave the interest with Summit until maturity and it will compound semi-annually, (3) for the certificates purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select, or (4) for the discount certificates, to forgo regular interest payments and purchase the certificate at a discount to the principal amount due at maturity and receive the full principal amount at maturity. We may change the minimum investment amounts, terms and interest rates on unissued certificates offered in this prospectus from time to time by supplementing this prospectus. The terms of certificates issued prior to the date of any change will not be affected by the change.

Use of proceeds	We will use the proceeds from the sales of this certificate offering primarily to invest in receivables. As a secondary use, we may also use the proceeds to fund other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We have not allocated any specific amounts among these different uses. We may also use the proceeds to pay principal and/or interest on previously issued debt securities; or debt securities we issue in the future, to pay preferred stock dividends and for general corporate purposes. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments.

Plan of distribution	We are offering the investment certificates on a continuous best efforts basis. There is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

Other offerings	We currently have an ongoing offering of up to $50,000,000 of our variable rate cumulative preferred stock, series S-3. The investment certificates rank senior to the preferred stock. However, if we sell all or a significant amount of the preferred stock, we will be required to make dividend payments on that stock which will increase our fixed cash obligations.

Risk factors	Purchasing the investment certificates involves risks. You should review the risks described in this prospectus and those described in the attached Annual Report on Form 10-K of Summit before you invest in the certificates. See “RISK FACTORS” for a discussion of the risks associated with investing in the certificates.

Capitalization

      The following table shows the capitalization of the consolidated group at December 31, 2002:

Amount
Class	Outstanding

Debt Payable:
Real estate contracts and mortgage notes payable 5.25% to 8.0%, due 2002 to 2010, collateralized by senior liens on certain of the Consolidated Group’s real estate contracts, mortgage notes receivable and real estate held for sale	$124,012
Note payable to Federal Home Loan Bank of Seattle (FHLB), interest rates 1.41% to 4.29% with maturity dates ranging from January 2003 to September 2009, collateralized by $27.7 million of various pledged securities	18,500,000
Note payable to Metropolitan Mortgage & Securities Co., Inc., an affiliate, interest at 9.38% per annum, due in annual installments through September 30, 2012, collateralized by other receivable investments	13,246,825
Advances under unsecured line of credit with Metropolitan Mortgage & Securities Co., Inc., an affiliate, interest at 11.5% per annum	6,700,000
Accrued interest payable	41,152

Total Debt Payable	38,611,989

Debt Securities:
Debt Securities, maturing 2003 to 2012, at 5.25% to 9.5%	111,475,079
Compound and accrued interest	10,554,879

Total Debt Securities	122,029,958

Stockholders’ Equity:
Preferred Stock 10,000,000 shares authorized;
Series S, R and T, $10 par, 82,666 shares issued and outstanding (liquidation preference $8,266,550)	826,655
Series S-3, $2.50 par, 937,100 shares issued and outstanding (liquidation preference $23,427,510)	2,342,750
Common Stock, $10 par: 2,000,000 shares authorized; 10,000 shares issued and outstanding	100,000
Additional paid-in capital	25,550,630
Retained earnings	549,984
Accumulated other comprehensive income	2,517,597

Total Stockholders’ Equity	31,887,616

Total Capitalization	$192,529,563

Summary Consolidated Financial Data

      The summary consolidated financial data shown below as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the audited consolidated financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit’s Form 10-K for the year ended September 30, 2002, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 2000, 1999 and 1998 and for the years ended September 30, 1999 and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included in or attached to this prospectus. The summary un-audited consolidated financial data shown below as of and for the three month periods ended December 31, 2002 and 2001, other than the ratio of earnings to fixed charges and preferred stock dividends have been derived from Summit’s Form 10-Q for the quarter ended December 31, 2002, which is incorporated by reference and attached to this prospectus. The audited and unaudited financial statements include all adjustments consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical annual results and results for the year ended September 30, 2002 and the three months ended December 31, 2002 are not necessarily indicative of the results that may be expected for future results.

	Three Months Ended
	December 31,		Year Ended September 30,

	2002	2001	2002	2001	2000	1999	1998

	(unaudited)	(unaudited)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues	$21,841,087	$16,956,856	$72,805,810	$48,208,501	$49,577,780	$36,368,936	$29,965,547

Net income (loss)	$(1,253,525)	$483,814	$4,397,287	$(2,490,714)	$4,082,239	$2,814,828	$2,524,027
Preferred stock dividends	(630,191)	(622,040)	(2,687,418)	(2,549,849)	(2,025,155)	(838,356)	(498,533)

Income (loss) applicable to common stockholders	$(1,883,716)	$(178,226)	$1,709,869	$(5,040,563)	$2,057,084	$1,976,472	$2,025,494

Ratio of earnings to fixed charges and preferred stock dividends	(1)	(1)	1.07	(1)	1.13	1.13	1.20
PER-COMMON SHARE DATA:
Cash dividends per common share	$0	$0	$164	$105	$100	$0	$100

CONSOLIDATED BALANCE SHEETS DATA:
Due from/(to) affiliated companies, net	$(5,499,868)	$(3,057,804)	$(8,487,140)	$(3,309,996)	$366,940	$(151,077)	$10,985,805
Total assets	$664,953,673	$447,259,704	$622,439,766	$436,208,853	$359,325,586	$295,115,959	$206,594,234
Debt securities and other debt payable	$160,641,947	$113,843,137	$154,566,216	$104,163,412	$88,641,357	$72,086,696	$56,078,514
Stockholders’ equity	$31,887,616	$29,979,767	$35,516,409	$31,687,362	$29,829,414	$19,104,955	$10,684,064

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $2.6 million and $0.2 million for the three months ended December 31, 2002 and 2001 and approximately $7.6 million for the year ended September 30, 2001, respectively.

RISK FACTORS

      An investment in our investment certificates involves a significant degree of risk. The following is a discussion of the material risks involved with an investment in the certificates and our company. When deciding whether or not to purchase the certificates, you should carefully consider the following risks:

Risks Associated With an Investment in the Certificates

          The indenture does not restrict our ability to incur additional debt.

      The certificates are governed by an indenture dated as of November 15, 1990. The indenture does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the certificates. If we issue debt senior to the certificates and subsequently default on the senior debt, you may not receive the full amounts due on your certificates.

          Certificates are not a liquid investment due to the absence of an established trading market.

      There is no trading market for the certificates and it is not anticipated that one will develop. Generally, you cannot have your certificates redeemed until they mature. There are only limited situations in which certificates will be redeemed early. These may include situations where there is a mutual agreement between you and Summit, or when the “prepayment on death” provision applies. You should consider your needs for liquidity before investing in the certificates and you should be prepared to hold any certificates purchased in this offering until their maturity.

          We may use the proceeds of this offering to pay principal and interest on previously issued debt securities or debt securities issued in the future as well as to pay preferred stock dividends.

      We intend to use the proceeds from the sales of this certificate offering to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to pay principal and/or interest on previously issued debt securities or debt securities we issue in the future, to pay preferred stock dividends and for general corporate purposes. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments.

          If you purchase discount certificates, original issue discount will be included in your gross income for U.S. Federal income tax purposes before you receive any cash payments on the discount certificates.

      Cash payments on the discount certificates will generally not be paid until the discount certificate matures. However, because the discount certificates will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount certificates will be required to include original issue discount in gross income for U.S. Federal income tax purposes in advance of receiving cash payments on the discount certificates. See the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS” for a more detailed discussion of these tax consequences.

          If a bankruptcy petition were filed by or against us, you may receive a lesser amount for a claim relating to the discount certificates than you would be entitled to under the indenture for the discount certificates, and you may realize taxable gain or loss upon payment of your claim.

      If a bankruptcy petition were filed by or against Summit Securities, Inc. under the U.S. Bankruptcy Code after the issuance of the discount certificates, the claim of a holder of discount certificates with respect to the accreted value of the certificates may be limited to an amount equal to the sum of:

(1) the initial offering price of the discount certificates; and

(2) that portion of the original issue discount that is not deemed to constitute “unmatured interest” within the meaning of the U.S. Bankruptcy Code.

      Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount certificates under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount certificates, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount certificates may realize taxable gain or loss upon payment of that holder’s claim in bankruptcy.

          Original issue discount relating to the discount certificates may not be fully deductible by us.

      Depending on the actual yield to maturity of the discount certificates, they may constitute applicable high yield debt obligations for federal income tax purposes. The discount certificates may be considered applicable high yield discount obligations because these certificates may have a term in excess of five years, may yield an amount in excess of the applicable federal rate, as determined from time to time, plus 5%, and may have significant original issue discount. If they are considered applicable high yield discount obligations, we may not deduct any original issue discount that accrues on the discount certificates until we actually pay it. Also, it is possible that a portion of the original issue discount will be characterized as a “disqualified portion” and might never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

          Because the certificates are structurally subordinated to the obligations of our subsidiaries, you may not be fully repaid if we become insolvent.

      Creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the certificates and our other outstanding debt securities. As a result, the certificates and all of our other debts are structurally subordinated to the debts and other obligations of our subsidiaries. We do not have any agreements that prevent our subsidiaries from incurring debt or other obligations in the future. At December 31, 2002, approximately 89% of our consolidated assets were held by our insurance company subsidiaries. As a holder of the certificates, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, certificate holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the certificates.

          The certificates are not insured against the risk of loss by the FDIC or any government agency.

      The certificates are unsecured debt obligations of our company. The certificates are not deposits or savings accounts and are not insured by the FDIC or any government agency, and are not guaranteed by any of our affiliates or any other entity. You should look only to the creditworthiness of our company in deciding whether or not to purchase the certificates. If we default on the certificates, there is no other entity that is responsible for paying you the amounts we owe you on your certificates.

          Risk of holding book-entry certificates because there are no physical certificates to transfer.

      Our use of book-entry certificates rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the certificates may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the certificates would be made first to the person in whose name the certificates are registered before those payments are forwarded to you. In addition, you may be unable to use your certificates as collateral for a loan as some lending institutions may be unwilling to lend against your certificates if they can not obtain possession of physical certificates.

Risks Associated With Our Business

          We may be unable to meet our financial obligations as they become due.

      We generate cash flow primarily from earnings and payments received on receivables, other investments and the sale of debt and equity securities. Cash flows from existing assets and sales of debt and equity securities has been adequate during the past five years to satisfy our obligations for payment of maturing investment certificates and to pay preferred stock dividends. If we are unable to successfully sell additional investment certificates and preferred stock, we may not be able to meet our obligations when due.

      At September 30, 2002, 2001, and 2000, Summit Securities (the parent company) reported the following cash flow activity.

	Fiscal year ended
	September 30,

	2002	2001	2000

	(in millions)
Cash provided by operations	$2.4	$2.3	$—
Cash provided by various investing activities	22.1	6.8	35.9

Total cash provided by operating and various investing activities	$24.5	$9.1	$35.9

Repayments of investment certificates	$(10.5)	$(19.9)	$(11.6)
Cash Dividends	(4.3)	(3.6)	(3.0)

Total cash used to pay maturing investment certificates and dividends	$(14.8)	$(23.5)	$(14.6)

          If insurance subsidiary earnings are not available for dividends and fees, we may not be able to meet our obligations when due.

      At December 31, 2002, approximately 89% of our consolidated assets were held by our insurance subsidiaries, Old Standard and Old West. Regulations in the States of Idaho and Arizona define the ability of Old Standard and Old West, respectively, to pay dividends. These regulations restrict the payment of cash dividends to the insurance company’s portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to, and a review and approval by, the Idaho and Arizona State Insurance Commissioners. At December 31, 2002, Old Standard and Old West were restricted from paying dividends due to a lack of surplus funds. These restrictions could have an adverse effect on our ability to meet our obligations when due.

          Insufficient Risk-Based Capital of our subsidiary insurance companies may adversely affect our operations.

      The States of Idaho and Arizona’s Risk-Based Capital Model law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. If our insurance company subsidiaries are unable to maintain adequate capital, they may be prevented from making further investments in higher risk-adjusted assets like commercial loans, real estate and equity investments. Compliance with the Risk-Based Capital Model Law requirements is tested annually at calendar year-end. At the last annual review at their statutory reporting period ended December 31, 2001, our insurance subsidiaries’ capital and surplus levels exceeded the calculated specified requirements. To the extent that we do not maintain adequate levels of liquidity permitting us to make additional capital investments in our insurance subsidiaries, our insurance subsidiaries’ ability to maintain specified amounts of capital could be adversely affected.

          The current focus of our resources being allocated to originating commercial loans could lead to losses.

      We focus our loan originations on commercial loans. Commercial loans accounted for approximately $134 million, or 89%, and $84.1 million, or 86%, of the real estate receivables purchased or originated by us in the fiscal years ended September 30, 2002 and 2001, respectively. Commercial loans accounted for approximately $35.3 million, or 68%, of real estate receivables purchased or originated by us in the three months ended December 31, 2002. We expect the percentage of our receivables that are commercial loans to increase in the near future, but cannot predict whether we will have the ability or the desire to originate commercial loans in the future, whether those loans will achieve desirable yields or whether we will be able to accurately predict commercial loan default rates. This potential decrease in the diversification of our receivables could lead to losses if our commercial loan business in not profitable.

          Increased delinquency rates on commercial loans could lead to higher than anticipated receivable losses.

      Our commercial loans have a higher rate of default than some of our other types of receivables. The principal amount of our commercial loans, as a percentage of total outstanding commercial loans, that was in default for more than 90 days as of December 31, 2002 and 2001 was 27.62% and 20.18%, respectively. If losses associated with the increased delinquency rates are higher than we anticipate, our business could be harmed.

          If existing underwriting standards insufficiently evaluate the risk of losses on receivables, it could lead to higher than anticipated losses.

      Other than commercial originations, our receivables have been originated by sellers and other non-institutional lenders. Therefore, the underwriting standards used to originate these loans may have been less strict than the standards typically used by conventional institutional lenders. Metropolitan, who underwrites receivables on our behalf, uses a variety of procedures to evaluate receivables depending on the type of investment. While Metropolitan tries to minimize the risk of default and the risk of losses if there is a default, Metropolitan’s underwriting procedures may not be effective. If the underwriting standards used by Metropolitan incorrectly assess the risk of an investment, actual losses could be higher than we anticipate. During the fiscal years ended September 30, 2002, 2001 and 2000, approximately 6.1%, 13.7% and 8.8%, respectively, of the receivables purchased or originated were underwritten by Metropolitan.

          Real estate used as collateral on receivables may be inadequate to recover all amounts owed in the event of default, which could lead to losses.

      Most of the receivables we purchase or originate are secured by real estate to provide collateral if a borrower defaults on the borrower’s mortgage. Several factors influence whether the value of the real estate will be sufficient to cover the amount owed on the receivables, including changes in economic conditions, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If the market value of the real estate used as collateral is insufficient to cover any deficiency owed on a receivable, our business could be harmed.

          Falling interest rates could negatively affect our profitability.

      In the next 12 months, our gap analysis indicates a positive gap, meaning that our interest-sensitive assets are expected to reprice before our interest sensitive liabilities. In a falling interest rate environment, our net interest income will tend to decrease, which could have a negative impact on our profitability.

          Foreclosure on mortgages could delay or reduce payments on receivables, adversely affecting our liquidity and profitability.

      Foreclosure and other similar proceedings used to enforce the payment of mortgage loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party’s default. Statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these equity principles may lead to a loss or delay in the payment on loans we hold.

          If Metropolitan Investment Securities, Inc. is unable to continue selling our preferred stock and investment certificates, our business would be harmed.

      We rely entirely on the efforts of Metropolitan Investment Securities, Inc., our broker-dealer subsidiary, to sell our preferred stock and investment certificates. We do not maintain any other relationships for the sale of our preferred stock and investment certificates other than our relationships we have through MIS. If MIS is unable to sell, or is prevented from selling, our preferred stock and investment certificates, we may not be able to find a suitable replacement broker-dealer to sell our investment securities. If we are unable to continue selling our preferred stock and investment certificates, our business would be harmed.

          Higher than anticipated annuity termination rates may decrease earnings.

      Higher than anticipated termination rates of annuity contracts would tend to decrease the earnings of Old Standard and Old West because the insurance subsidiaries would have to immediately expense the unamortized deferred policy acquisition costs on those surrendered policies instead of continuing to amortize those costs over time. The rate at which annuity contracts terminate is affected by several factors, including changes in interest rates, competition and changes in tax and other regulations. The termination rates of annuity contracts were 16.0%, 13.2% and 23.8% for the fiscal years ended September 30, 2002, 2001 and 2000.

          Real estate held for development may not be able to be sold profitably.

      We are engaged in the development of various real estate properties, including substantially undeveloped properties. It is possible that one or more of these properties will not be able to be sold at a price exceeding the carrying value of the property. Factors like local and national trends in commercial property values as well as local, state and national economic and regulatory trends may impact the potential sales price for these properties. Real estate held for development, which is primarily undeveloped, was approximately 1.8% of our total assets as of September 30, 2002.

          We may be negatively impacted by some of our equity investments.

      We invest in venture capital, joint ventures and other related equity investments. The market price and valuations of these investments may fluctuate due to market conditions and other conditions over which we have no control. If these equity investments decline in value, our earnings could be negatively affected. In addition, these investments may not have an active trading market and, as a result, we may not be able to easily sell these investments. Further, if the investments are sold, they may not be sold at favorable prices. Venture capital, joint ventures and other related equity investments were approximately 2.0% of our total assets as of September 30, 2002.

          We purchase some receivables that are not secured by tangible assets, which could lead to losses if borrowers default on those receivables.

      We purchase some receivables that are not secured by tangible assets, such as annuities, some of our lottery prizes, structured settlements or other investments. In these cases, we do not have a security interest in a specific asset. We rely instead on a promise to pay from an insurance company, a state government or other entity. If the payor does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the receivable, which could lead to losses. Receivables that are not secured by tangible assets were approximately 14.5% of our total assets as of September 30, 2002.

          Environmental conditions and regulation of property we acquire may lead to losses.

      We acquire properties in the course of our business, some of which may contain hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations hold the owner, operator or the previous owner of the property liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the effected property. Historically, we have tried to avoid acquiring properties, or receivables secured by properties, of the types of properties that are likely to be contaminated. As a result of our current business, we could sustain significant losses due to environmental liability.

      In addition, the government can place a lien on environmentally contaminated property to guarantee that the clean up costs for that property are paid. In many states, these liens have priority over the existing mortgage on the property. We may be subject to these liens directly, or indirectly, if we own real property subject to these liens, or a loan we hold is securing the property, or we have a role in the day-to-day management of the facility or property. We perform environmental assessments to determine whether properties are contaminated when we deem it necessary. Even where they are performed, they may not insulate us from liability for an environmental condition. Our failure to obtain environmental assessments could increase the chance that we will acquire or make a loan on a property containing hazardous materials. If we are held liable for environmental clean-up costs, our business could be harmed.

          We may be adversely affected by competition and conflicts of interests with our affiliates.

      Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. Various of our officers and directors are also employees of these affiliated companies. In addition, we provide services to affiliated companies, buy and sell receivables to and from affiliated companies and make loans to or borrow money from affiliated companies. These factors may lead to conflicts of interest such as how receivables are distributed among or between separate companies, how fees for services are established and charged, how intercompany sales and purchases of receivables are priced and the terms of any intercompany loans. Old Standard and Old West may compete with the affiliated companies for the sale of annuities. Also, we may compete with Metropolitan and Western Holding for the sale of securities. If these conflicts are not resolved in our favor, our performance could be adversely affected.

FORWARD LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including in particular the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward looking statements are reasonable, these expectations, plans, strategies, prospects and projections about future events may not be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward looking statements under the heading “Risk Factors” above and elsewhere in this prospectus, including under the headings “Business Overview— Factors Affecting Future Operating Results” and “—Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2002, incorporated by reference into and attached to this prospectus. These forward looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

•	Our anticipated growth strategies;

•	Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

•	Future interest rate trends, movements and fluctuations;

•	Future expenditures for purchasing receivables; and

•	Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

USE OF PROCEEDS

      If all of the certificates we are offering are sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $182,000 and sales commissions will be a maximum of 6% of the offering proceeds. We may not be able to sell any or all of the investment certificates.

      In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this investment certificate offering primarily for funding investments in receivables. As a secondary use, we may also use the proceeds to fund other investments, which may include investment in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies.

      Since we do not know the total amount of investment certificates that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering.

      To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing investment certificates and notes, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this certificate offering, we currently have an ongoing offering of our preferred stock. This preferred stock offering is being made on a best efforts basis. Therefore, we are unable to predict the amount of proceeds the preferred stock offering will generate. Approximately $19.7 million in principal amount of our debt securities will mature between March 1, 2003 and April 30, 2004 with interest rates ranging from 5.75% to 9.0% with a weighted average of approximately 7.76% per annum. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

      In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

DESCRIPTION OF CERTIFICATES

General

      The certificates will be issued under an indenture dated as of November 15, 1990 and supplements to the indenture dated as of December 31, 1997 and March 1, 2001. We refer to the indenture and its supplements together as the “indenture.” We urge you to read the indenture because it, and not this prospectus, defines your rights as a holder of the certificates. The following are summaries of the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

      The certificates will represent unsecured general obligations of Summit and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more, subject to the stated minimum investment amounts shown on the cover page of this prospectus. Specified maturity certificates will be issued in denominations of $1,000 only. The certificates will generally be sold to the public at 100% of their principal amount, except for the discount certificates, which will be sold at a discount to the aggregate principal amount due at maturity. The specified maturity certificates may be sold at a discount to or at a premium to their face amount due at maturity. The certificates will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities and minimum investment amounts of any unissued certificates at any time by supplementing this prospectus. Any change will have no effect on the terms of the certificates sold prior to the date of the change.

      Certificates may be transferred or exchanged for other certificates of the same series, of a like aggregate principal amount, or like accreted value in the ease of discount certificates, subject to the limitations contained in the indenture. We may require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For certificates earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount certificates, the certificates will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The certificates are not convertible into capital stock or any other securities of Summit.

      The certificates are not subject to redemption prior to maturity, but in some cases may be prepaid under the prepayment on death provision described below. Also, in limited circumstances involving an investor’s demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a certificate on terms mutually agreed to by the holder of the certificate and Summit. Early payment requests are reviewed in the order received and are subject to review by Summit’s executive management.

Payment of Principal and Interest

      Interest on all investment certificates will be calculated on the basis of a 360-day year with twelve 30-day months. Except for the specified maturity certificates, if you purchase a certificate where interest is paid, interest will be payable to you under one of several interest payment plans.

•	You may select an interest payment plan at the time you purchase the certificates and can change this plan at any time by giving written notice to Summit;

•	you may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding;

•	you may elect to receive interest payments annually, which will be compounded semi-annually; or

•	you may elect to leave the accrued interest with Summit until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to Summit, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

      For the specified maturity certificates, interest will be paid semi-annually only.

      Except for certificates purchased under the installment option, no principal payments will be paid to you until the maturity date of your certificate.

      Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the certificate until maturity. The amount of each installment will be determined by the amortization term you designate at the time the certificate is purchased.

      Under the discount certificate option, no principal or interest payments will be made to you until the maturity date of the discount certificate. The principal on the discount certificates will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount certificate, you should review the sections entitled “RISK FACTORS” and “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS— Original Issue Discount” in this prospectus.

      For certificates issued through investment advisors that have clients who pay advisory fees, the rate for the certificate specified on the cover page of this prospectus may be increased by up to .50% per annum, except for the specified maturity certificates which will pay the interest rates stated on the cover page in all cases. The rate on certificates sold through investment advisors may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

Maturity

      You may select a maturity date based on the table on the cover page of this prospectus. You will be notified in writing between 15 and 45 days prior to the date your certificates will mature. We are not required to periodically fund a sinking fund to pay the certificates at maturity. When a certificate matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Certificates do not earn interest after the maturity date. Summit will pay the principal and accumulated interest due on matured certificates to the registered owner(s) in cash at Summit’s main office in Spokane, Washington, or by check mailed to the address designated by the registered owner.

Prepayment on Death

      There is no prepayment on death provisions applicable to the specified maturity certificates. For all other certificates purchased under this prospectus, in the event of the death of a certificate holder, any party entitled to receive some or all of the proceeds from that certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive, equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the certificate being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances that, in our discretion, we consider necessary to fulfill our obligations.

Related Indebtedness

      The indenture governing the certificates does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. Summit’s subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the certificates. Therefore, the certificates will be effectively subordinated to all indebtedness and other liabilities and commitments of Summit’s subsidiaries. The certificates will not be guaranteed or insured by any entity or any governmental agency. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the certificates.

      At December 31, 2002, we had outstanding approximately $130.9 million including principal and compounded and accrued interest, of certificate debt and debt ranking equally with the certificates, and approximately $38.6 million, including principal and accrued interest, of secured debt and similar obligations ranking senior to the certificates. This amount excludes insurance company reserves of our insurance company subsidiaries. The certificates offered in this prospectus are senior in liquidation preference only to the outstanding equity securities of Summit. Discount certificates will be issued as Series B-1 certificates, and will rank equally with the other certificates offered in this prospectus, which will be issued as Series B certificates. The certificates are subordinate to our collateralized debt and rank equally with our unsecured accounts payable and accrued liabilities. The certificates rank equally with our other certificates and unsecured notes that are outstanding. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Summit and its ability to satisfy its obligations.

The Trustee

      U.S. Bank Trust National Association is the trustee for the certificates. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Summit’s obligations to certificate holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Summit and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At December 31, 2002, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Summit and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include:

•	the failure of Summit to pay interest on any certificate for a period of 30 days after it becomes due and payable;

•	the failure to pay the principal on any certificate when due, including periodic payments of principal for certificates with the installment option;

•	the failure to perform any other covenant in the indenture for 60 days after receiving notice of the failure; and

•	some events of bankruptcy, insolvency or reorganization with respect to Summit.

      If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of certificates then outstanding, or principal amount due at maturity in the case of discount certificates, may declare the principal of all the certificates outstanding, or accreted value in the case of discount certificates, to be immediately due and payable.

      The trustee must give the certificate holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the certificate holders, unless the default is a failure to pay principal or interest on any certificate when due.

      Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the certificates then outstanding, or principal amount due at maturity in the case of discount certificates. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of certificates before acting at their direction.

      Within 120 days after the end of each fiscal year, Summit must furnish to the trustee a statement of various officers of Summit concerning their knowledge as to whether or not Summit is in default under the indenture.

Modification of the Indenture

      Certificate holders’ rights may be modified with the consent of the holders of 66 and 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount certificates, of certificates, and 66 and 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of certificates required for modification is effective against any certificate holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

      Summit may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Summit is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Summit under the indenture and other conditions precedent are fulfilled.

Book-Entry System for Specified Maturity Certificates

      The specified maturity certificates will only be issued as global securities in book-entry form, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual certificated specified maturity certificates represented thereby, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of the successor.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the specified maturity certificates represented by a global security for all purposes under the indenture and the beneficial owners of the specified maturity certificates will be entitled only to those rights and benefits afforded to them in compliance with DTC’s regular operating procedures. Except as provided below, owners of a beneficial interest in a global security will not be entitled to have any of the individual specified maturity certificates registered in their names, will not receive or be entitled to receive physical delivery of any of these specified maturity certificates in definitive form and will not be considered the owners or holders of these specified maturity certificates under the indenture. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      If any of the following occur, we will issue individual specified maturity certificates in certificated form in exchange for a global security:

•	DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act, and we do not appoint a successor depository within 90 days;

•	an event of default under the indenture with respect to the specified maturity certificates has occurred and is continuing and the beneficial owners representing a majority in principal amount of the specified maturity certificates represented by a global security advise DTC to cease acting as depository; or

•	we, in our sole discretion, determine at any time that some or all of the specified maturity certificates shall no longer be represented by a global security.

      In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual specified maturity certificates in certificated form of like tenor, equal in principal amount to the beneficial interest, and to have the specified maturity certificates in certificated form registered in its name. Specified maturity certificates so issued in certificated form will be issued in denominations of $1,000 or any integral multiple of $1,000, and will be issued in registered form only, without coupons.

      DTC has advised us of the following information regarding DTC:

      DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act.

      DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of specified maturity certificates under the DTC system must be made by or through direct participants, which will receive a credit for the specified maturity certificates on DTC’s records. The ownership interest of each actual purchaser of each specified maturity certificates, or a beneficial owner, is in turn recorded on the direct and indirect participants’ records. A beneficial owner does not receive written confirmation from DTC of its purchase, but the beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

      Transfers of ownership interests in the specified maturity certificates are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in specified maturity certificates, unless use of the book-entry system for the specified maturity certificates is discontinued.

      To facilitate subsequent transfers, the specified maturity certificates are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the specified maturity certificates with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the specified maturity certificates. DTC records reflect only the identity of the direct participants to whose accounts specified maturity certificates are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices shall be sent to Cede & Co. If less than all of the specified maturity certificates represented by a global security are to be redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the specified maturity certificates. Under its usual procedures, DTC mails a proxy (an “omnibus proxy”) to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the specified maturity certificates are credited on the record date, which are identified on a list attached to the omnibus proxy.

      Funds for the payment of principal and interest payments on the specified maturity certificates will be paid to DTC. DTC’s practice is to credit direct participant’s accounts on the payable date in proportion to their respective holdings as shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of us or the trustee. Disbursement of payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of direct and indirect participants.

      DTC may discontinue providing its services as securities depository with respect to the specified maturity certificates at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor securities depository is not appointed within 90 days, physical specified maturity certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, physical specified maturity certificates will be printed and delivered.

Transfer Agent and Registrar

      Metropolitan Mortgage & Securities Co, Inc. acts as the transfer agent and registrar of the certificates. A $25.00 service charge will be assessed to the certificate holder for any transfer or exchange of certificates.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion, which is based on the beliefs of our management, summarizes the material U.S. federal income tax consequences of the holding and disposition of the certificates. This discussion only deals with persons that hold the certificates as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the “Code,” and that purchase the original certificates for cash from us at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold certificates as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

      This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. Federal income tax consequences described below. In addition, our counsel has not rendered an opinion to us regarding the federal income tax treatment of the certificates. As a result, the IRS could disagree with or challenge any of the conclusions contained in this prospectus.

      This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. Holders

      The following discussion is limited to persons who are U.S. holders. If you are not a U.S. holder, you should consult your own tax advisors. For these purposes, U.S. holder means:

(1) an individual who is a citizen or resident of the U.S.;

(2) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of or in the U.S.;

(3) an estate or trust, the income of which is subject to U.S. federal income tax, regardless of its source;

(4) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

(5) a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

Stated Interest on Investment Certificates Other Than the Discount Certificates

      Stated interest on a certificate other than a discount certificate will be taxable to you as ordinary interest income in accordance with your regular method of tax accounting. If you elect to permit us to retain your interest payments on your certificates, you will be required to include those interest payments in your income before you receive any corresponding cash.

Premium on Investment Certificates

      In the event you own a certificate that has an issue price in excess of the face amount of the certificate, the certificate will be deemed to be issued to you with a premium. If the certificate has a premium, you may be able to elect to deduct the premium using a constant yield method over the remaining term of the certificate as amortizable premium under Section 171 of the Code, provided that the certificate is held by you as a capital asset. Except as provided in Treasury Department regulations, amortizable premium generally will be treated by you as an offset to interest income on the certificate rather than as a separate deduction item. If you make an election under Section 171 of the Code, it is generally binding once made and applies to all obligations owned or subsequently acquired by you.

Original Issue Discount on the Discount Certificates

      Because the discount certificates will be issued at a substantial discount from their stated principal amount due at maturity, the discount certificates will be treated as issued with original issue discount for U.S. federal income tax purposes. Original issue discount is the excess of:

(1) a certificate’s stated redemption price at maturity, over

(2) its issue price.

      The stated redemption price at maturity of a discount certificate is the principal amount payable at maturity. The issue price of a discount certificate is the first price at which a substantial amount of the discount certificates are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers. In this case, the issue price will be the offering price of the discount certificates.

      If you hold a discount certificate, you are required to include original issue discount in your income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of your regular method of tax accounting. AS A RESULT, YOU, AS A HOLDER OF ORIGINAL ISSUE DISCOUNT CERTIFICATES, WILL BE REQUIRED TO INCLUDE IN INCOME ACCRUALS OF INTEREST ON DISCOUNT CERTIFICATES PRIOR TO THE RECEIPT OF CASH. You will not be required to report separately as taxable income actual distributions of stated interest relating to a discount certificate. In general, the amount of original issue discount you include in income is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which you held the discount certificate. The daily portion is determined by allocating the original issue discount for an accrual period equally to each day in that accrual period. The accrual period for a discount certificate may be of any length and may vary in length over the term of the discount certificate. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

      The amount of original issue discount attributable to an accrual period is generally equal to the product of:

(1) the discount certificate’s adjusted issue price at the beginning of that accrual period, and

(2) its yield to maturity; i.e., the discount rate that, when applied to all payments under the discount certificate, results in a present value equal to the issue price.

      The adjusted issue price of a discount certificate at the beginning of any accrual period is:

(a) the issue price of the discount certificate, plus

(b) the amount of original issue discount allocable to all prior accrual periods, minus

(c) the amount of any prior payments in respect of the discount certificate, including payments of stated interest.

      Under these rules, you generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

      If you are a corporation, a small portion of the amount that you would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

Applicable High Yield Discount Obligation

      The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible by us until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount certificates may be considered applicable high yield discount obligations because these certificates may have a term in excess of five years, may yield an amount in excess of the applicable federal rate, as determined from time to time, plus 5%, and may have significant original issue discount. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount certificates until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

Sale, Exchange or Redemption of Certificates

      Upon the sale, exchange or redemption of a certificate, you generally will recognize taxable gain or loss equal to the difference between:

(1) the amount realized on that disposition, and

(2) your adjusted tax basis in the certificate.

      Your adjusted tax basis in a discount certificate generally will equal the cost of the discount certificate, increased by any original issue discount included in income through the date of disposition, and decreased by any payments received on the discount certificate, including payments of stated interest.

      Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. Your adjusted tax basis in a certificate other than a discount certificate generally will equal the cost of the certificate less any principal payments you receive.

Information Reporting and Backup Withholding

      You may be subject to backup withholding at a 30% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the certificates. Backup withholding is when we hold back a portion of the payment we owe you and pay that portion to the IRS. If we withhold a portion of any payments we owe you under the backup withholding rules, you generally will be allowed to recover those amounts as a refund or credit against your U.S. federal income tax liability. We will be required to deduct and withhold these payments at the required rate, which is currently 30%, if:

(1) you fail to establish that you are entitled to an exemption by not filing a complete and executed Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification);

(2) you fail to furnish a correct taxpayer identification number to us in the prescribed manner;

(3) the IRS notifies us that the taxpayer identification number furnished by you is incorrect;

(4) you have failed to properly report the receipt of reportable payments and the IRS has notified us that backup withholding is required; or

(5) you fail to certify under penalties of perjury that you are not subject to backup withholding.

      If any one of these events occurs with respect to you, we will be required to withhold 30% of any payments of principal, premium, if any, and interest, including original issue discount, on your certificate.

      Any amount withheld from a payment to you under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, so long as the required information is provided to the IRS. We generally will report to you and to the IRS the amount of any reportable payments made on the certificates for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to you the amount of original issue discount accrued on the certificate for the calendar year.

      Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

Tax-Exempt Persons

      Qualified pension or profit sharing plans and certain other entities may exclude interest from the calculation of unrelated business taxable income, unless that persons’ debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, like the certificates. Thus, except to the extent that a tax-exempt person acquires certificates subject to acquisition indebtedness, we expect that these persons may exclude interest paid or accrued with regard to the certificates from the calculation of unrelated business taxable income.

PLAN OF DISTRIBUTION

      The certificates are being offered to the public on a continuous best efforts basis through MIS, which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the certificates. A commission will, however, be paid by Summit on most certificate purchases up to a maximum amount of 6% of the certificate price, generally depending on the term of the certificate and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the certificates issued through investment advisors with clients paying advisory fees may have an annual rate of up to 0.50% per annum in addition to the annual rates specified on the cover page of this prospectus, except for specified maturity certificates which will have the interest rate specified on the cover page in all cases. We may sell specified maturity certificates at a discount to or at a premium to their face amount due at maturity. If we sell specified maturity certificates at a price other than their face amount due at maturity, we will provide you a pricing supplement disclosing your actual purchase price.

      Certificates are offered only for cash. MIS will transmit funds it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2002, MIS received commissions of approximately $1.7 million from Summit on sales of approximately $30.1 million of Summit’s debt securities and approximately $1.4 million of Summit’s equity securities. During the three months ended December 31, 2002, MIS received commissions of approximately $0.4 million from Summit on sales of approximately $9.3 million of Summit’s debt securities and approximately $0.4 million of Summit’s equity securities.

      The certificates will be marketed through MIS’s independent registered representative sales force. These registered representatives are located primarily in the Pacific Northwest. Sales are conducted primarily with existing customers of the registered representatives. However, some new account solicitation is conducted through tombstone announcements in newspapers throughout the U.S. MIS also anticipates marketing the certificates to large institutional investors. The management of Summit does not participate in the marketing or sales of the investment certificates

      MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the certificates offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the interest rates and accretion rates on the certificates, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth’s recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Summit undertakes to maintain the interest rates and accretion rates on certificates no lower than those recommended by Roth based on the formula. Therefore, the yield at which the certificates will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the certificates offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

      Roth also acts as a qualified independent underwriter for our other securities offerings and securities offerings of our affiliates, for which Roth receives similar fees.

      We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if such liability is a direct result of Roth’s negligence, bad faith or willful misfeasance.

      There is not now, and we do not expect that there will be in the future, a public trading market for the certificates. MIS does not intend to make a market for the certificates. See “RISK FACTORS.”

      MIS may enter into selected dealer agreements with and reallow to dealers who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of certificates sold by these dealers.

      Sales of certificates will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

      The legality of the certificates being offered by this prospectus was passed upon for us by the law firm of Kutak Rock LLP, Denver, Colorado.

EXPERTS

      The consolidated financial statements and schedules of Summit Securities, Inc. at September 30, 2002 and 2001, and for the years then ended, appearing in Summit Securities, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Summit Securities, Inc. as of September 30, 2000, incorporated in this Prospectus by reference to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

      We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the certificates offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed with the SEC are incorporated in this prospectus by reference:

Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2002.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended December 31, 2002.

      Our Commission file number is 1-16177.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

Up to $50,000,000

Investment Certificates, Series B and Series B-1

PROSPECTUS

               , 2003

Metropolitan Investment Securities, Inc.

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee	$4,600
NASD Filing Fee	5,500
Independent Underwriter Fee and Expenses	70,000
Accounting Fees and Expenses(1)	20,000
Legal Fees and Disbursements(1)	40,000
Trustee’s Fees and Expenses(1)	10,000
Printing Expenses(1)	30,000
Miscellaneous Expenses(1)	1,900

Total Expenses	$182,000

(1)	Estimated

Item 15. Indemnification of Directors and Officers

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit’s Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington State law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

      (a) Exhibits

1.01	Selling Agreement between Summit Securities, Inc. and Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829, filed February 25, 1998).
1.02	Form of Agreement to Act as “Qualified Independent Underwriter,” between Summit Securities, Inc., Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the certificates to be registered.(1)
1.03	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC with respect to the certificates to be registered.(1)
4.01	Indenture, dated as of November 15, 1990, between Summit Securities, Inc. and West One Bank, Idaho, trustee (incorporated by reference to Exhibit 4(a) to Registration No. 33-36775).
4.02	Tri-Party Agreement, dated as of April 24, 1996, among West One Bank, First Trust and Summit Securities, Inc. (incorporated by reference to Exhibit 4(c) to Registration No. 33-19787, filed January 14, 1997).
4.03	First Supplemental Indenture between Summit Securities, Inc. and First Trust, dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1997).
4.04	Second Supplemental Indenture between Summit Securities, Inc. and U.S. Bank Trust National Association, dated as of March 1, 2001 (incorporated by reference to Exhibit 4.04 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001).

5.01	Opinion of Kutak Rock LLP as to the validity of the certificates.(1)
10.01	Management, Receivable Acquisition and Servicing Agreement between Summit Securities, Inc. and Metropolitan Mortgage & Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619, filed February 7, 1995).
10.02	Management, Receivable Acquisition and Underwriting Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.02 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.03	Management, Receivable Acquisition and Underwriting Agreement between Old West Annuity & Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.03 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.04	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1998).
10.05	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.02 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.06	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.03 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.07	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.04 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.08	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.05 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
12.01	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
23.01	Consent of Ernst & Young LLP, Independent Auditors.(1)
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.(1)
23.03	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.01	The Power of Attorney, included on Page II-4 of the Registration Statement filed October 4, 2002, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)

(1)	Previously filed.

Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 3rd day of April, 2003.

SUMMIT SECURITIES, INC.

/s/ Tom Turner

Tom Turner, President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ TOM TURNER Tom Turner		President and Director (Principal Executive Officer and Principal Financial Officer)	April 3, 2003

* Robert A. Ness		Principal Accounting Officer	April 3, 2003

* Philip Sandifur		Vice President and Director	April 3, 2003

* Gregory Strate		Secretary, Treasurer and Director	April 3, 2003

* James Hawkins		Director	April 3, 2003

Robert Potter		Director	April 3, 2003

*By:	/s/ TOM TURNER Tom Turner as attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

1.01	Selling Agreement between Summit Securities, Inc. and Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829, filed February 25, 1998).
1.02	Form of Agreement to Act as “Qualified Independent Underwriter,” between Summit Securities, Inc., Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the certificates to be registered.(1)
1.03	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC with respect to the certificates to be registered.(1)
4.01	Indenture, dated as of November 15, 1990, between Summit Securities, Inc. and West One Bank, Idaho, trustee (incorporated by reference to Exhibit 4(a) to Registration No. 33-36775).
4.02	Tri-Party Agreement, dated as of April 24, 1996, among West One Bank, First Trust and Summit Securities, Inc. (incorporated by reference to Exhibit 4(c) to Registration No. 33-19787, filed January 14, 1997).
4.03	First Supplemental Indenture between Summit Securities, Inc. and First Trust, dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1997).
4.04	Second Supplemental Indenture between Summit Securities, Inc. and U.S. Bank Trust National Association, dated as of March 1, 2001 (incorporated by reference to Exhibit 4.04 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001).
5.01	Opinion of Kutak Rock LLP as to the validity of the certificates.(1)
10.01	Management, Receivable Acquisition and Servicing Agreement between Summit Securities, Inc. and Metropolitan Mortgage & Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619, filed February 7, 1995).
10.02	Management, Receivable Acquisition and Underwriting Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.02 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.03	Management, Receivable Acquisition and Underwriting Agreement between Old West Annuity & Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.03 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.04	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1998).
10.05	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.02 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.06	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.03 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.07	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.04 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.08	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.05 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).

Exhibit
Number	Description

12.01	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
23.01	Consent of Ernst & Young LLP, Independent Auditors.(1)
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.(1)
23.03	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.01	The Power of Attorney, included on Page II-4 of the Registration Statement filed October 4, 2002, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)

(1)	Previously filed.